Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust confirms its March cash distribution, the closing of its private placement of notes and the filing of its
2009 year end documents

Calgary, March 19, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) confirms its March distribution, the closing of its private placement of notes and the filing of its 2009 continuous disclosure documents.

March Distribution Confirmed

Penn West confirms that its March 2010 cash distribution will be CDN$0.15 per trust unit payable on April 15, 2010 to unitholders of record on March 31, 2010. The ex-distribution date is March 29, 2010.

The CDN$0.15 per unit is equivalent to approximately US$0.15 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$1.00. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Private Placement of Notes Closed

Penn West’s wholly-owned subsidiary, Penn West Petroleum Ltd., has closed the previously announced issuance of senior unsecured notes with aggregate principal amounts of US$250 million and CAD$50 million. The notes were issued on a private placement basis in the United States and Canada.

The notes issued have an average term of 8.6 years and an average interest rate of 5.5 percent. The notes are unsecured and rank equally with Penn West’s bank facilities and Penn West's existing senior notes. The proceeds of the notes were used to repay a portion of Penn West’s advances under its credit facilities. Penn West’s portfolio of senior unsecured notes now totals approximately $1.6 billion and comprises approximately 60 percent of its debt capital.

The notes will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Year End 2009 Continuous Disclosure Documents Filed

Penn West has filed with Canadian securities regulatory authorities its audited consolidated financial statements and accompanying notes for the year ended December 31, 2009 and related Management’s Discussion and Analysis. Penn West has also filed its Annual Information Form for the year ended December 31, 2009, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Penn West has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission. The supplemental note relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles (“US GAAP”) that forms part of the 2009 Form 40-F incorporates revised comparative figures for 2008 related to a correction to the U.S. ceiling test calculation as at December 31, 2008.  As a result, the company has also revised its supplemental US GAAP reconciliations for the first, second and third quarters of 2009. The effect of the revision on the U.S. supplemental 2008 comparative information was to increase depletion charges and decrease the income tax provision, while in the U.S. supplemental 2009 interim information, depletion charges were reduced and the income tax provision was increased. For greater details on the revisions, please refer the 2009 Supplemental Notes Relating to the Reconciliation of Canadian and United States Generally Accepted Accounting Principles. No amendments were made to any of Penn West’s publicly filed financial statements presented under Canadian Generally Accepted Accounting Principles.

Copies of these documents may be obtained electronically via www.sedar.com or through Penn West’s website at www.pennwest.com. Copies of the Form 40-F will be made available shortly on www.sec.gov/edgar.shtml.  Hard copies of Penn West's audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:
PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com